                                 UNITED STATES
                            SECURITIES AND EXCHANGE
                            Washington, D.C.  20549

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)*1

                               NACCO Industries,
                                (Name of Issuer)

                   Class B Common, par value $1.00 per share
                         (Title of Class of Securities)

                                  629579 20
                                 (CUSIP Number)

                             Alfred M. Rankin, Jr.
                             5875 Landerbrook Drive
                       Mayfield Heights, Ohio  44124-4017
                                 (216) 449-9600
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  March 1994

        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended and Restated Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following _____.

Check the following if a fee is being paid with the statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ---------------------
1        This Amended and Restated Schedule 13D also constitutes Amendment No.
5 to the original Schedule 13D filed with the Securities and Exchange Commission on March 29, 1990.

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Clara T. Rankin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         328,568

8        SHARED VOTING POWER
         7,000

9        SOLE DISPOSITIVE POWER
         328,568

10       SHARED DISPOSITIVE POWER
         7,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         335,568

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         19.03%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Alfred M. Rankin, Jr.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         47,998

8        SHARED VOTING POWER
         66,000

9        SOLE DISPOSITIVE POWER
         47,998

10       SHARED DISPOSITIVE POWER
         66,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         113,998

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.47%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D


CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Victoire G. Rankin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         3,128

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         3,128

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         3,128

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         0.18%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Helen P. Rankin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         3,028

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         3,028

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         3,028

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         0.17%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Clara T. Rankin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         3,028

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         3,028

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         3,028

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         0.17%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Thomas T. Rankin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         51,395

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         51,395

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         51,395

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         2.92%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Matthew M. Rankin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7        SOLE VOTING POWER
         3,987

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         3,987

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         3,987

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         0.23%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Claiborne R. Rankin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         56,518

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         56,518

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         56,518

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         3.21%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Chloe O. Rankin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         2,740

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         2,740

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         2,740

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         0.16%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Roger F. Rankin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         57,398

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         57,398

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         57,398

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         3.26%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Bruce T. Rankin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         57,398

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         57,398

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         57,398

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         3.26%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Frank E. Taplin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         284,728

8        SHARED VOTING POWER
         7,000

9        SOLE DISPOSITIVE POWER
         284,728

10       SHARED DISPOSITIVE POWER
         7,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         291,728

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         16.55%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Margaret E. Taplin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         7,487

8        SHARED VOTING POWER
         30,000

9        SOLE DISPOSITIVE POWER
         7,487

10       SHARED DISPOSITIVE POWER
         30,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         37,487

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         2.13%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Martha S. Kelly

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         13,903

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         13,903

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         13,903

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         0.79%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Susan S. Panella

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         11,670

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         11,670

10       SHARED DISPOSITIVE POWER
         0
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         11,670

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         0.66%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Jennifer T. Jerome

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         9,000

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         9,000

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         9,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         0.51%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Caroline T. Ruschell

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         19,236

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         19,236

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         19,236

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         1.09%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         David F. Taplin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         13,550

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         13,550

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         13,550

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         0.77%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Thomas E. Taplin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH
7        SOLE VOTING POWER
         310,000

8        SHARED VOTING POWER
         7,000

9        SOLE DISPOSITIVE POWER
         310,000

10       SHARED DISPOSITIVE POWER
         7,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         317,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         17.98%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Beatrice B. Taplin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         20,310

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         20,310

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         20,310

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         1.15%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Thomas E. Taplin, Jr.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         33,200

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         33,200

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         33,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         1.88%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Theodore D. Taplin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         27,497

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         27,497

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         27,497

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         1.59%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Britton T. Taplin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         28,495

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         28,495

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         28,495

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         1.62%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Frank F. Taplin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         31,495

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         31,495

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         31,495

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         1.79%

14       TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


1        NAME OF REPORTING PERSON
         (S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         National City Bank, as trustee

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)        (b)   X

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00 - See Item 3

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)        _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7        SOLE VOTING POWER
         0

8        SHARED VOTING POWER
         117,000

9        SOLE DISPOSITIVE POWER
         0

10       SHARED DISPOSITIVE POWER
         117,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         117,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*        _____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.64%

14       TYPE OF REPORTING PERSON*
         BK

*SEE INSTRUCTION BEFORE FILLING OUT!

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


                 The Schedule 13D filed on March 29, 1990, as amended by Amendment No. 1 filed on April 11, 1990, as amended by Amendment No. 2 filed on March 14, 1991, as amended by Amendment No. 3 filed on March 20, 1992, as amended by Amendment No. 4 filed on March 10, 1993 (the "Schedule 13D") on behalf of certain signatories to the Stockholders' Agreement, dated as of March 15, 1990, as amended, among the signatories thereto, NACCO Industries, Inc. and Society National Bank (successor by merger to Ameritrust Company National Association), as depositary, is hereby further amended (and constitutes Amendment No. 5) and restated in its entirety pursuant to Regulation S-T, Rule 101(a)(2) as follows:

Item 1.  SECURITY AND ISSUER

                 This statement relates to Class B Common Stock, par value $1.00 per share ("Class B Common"), of NACCO Industries, Inc. (the "Company"). The principal executive offices of the Company are located at 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

Item 2.  IDENTITY AND BACKGROUND

                 (a)-(c) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Amended and Restated Schedule 13D is filed on behalf of certain individuals and trusts identified below (the "Reporting Persons") who, pursuant to Rule 13d-5(b)(1), may be deemed as a group to have acquired beneficial ownership of the Class B Common of the Company as a result of such individuals and trusts becoming signatories to the Stockholders' Agreement, dated as of March 5, 1990, as amended, among the signatories thereto, the Company and Society National Bank (successor by merger to Ameritrust Company National Association), as depository (the "Stockholders' Agreement").

                 Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

                 The names, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted for the certain Reporting Persons, other than corporations, are as follows:

                 CLARA T. RANKIN. Mrs. Rankin's resident address is 3151 River Road, Chagrin Falls, Ohio 44022. She is not employed.

                 ALFRED M. RANKIN, JR. Mr. Rankin's resident address is Old Mill Road, Gates Mills, Ohio 44040. He is President and

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


Chief Executive Officer of the Company at 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

                 VICTOIRE G. RANKIN. Mrs. Rankin's resident address is Old Mill Road, Gates Mills, Ohio 44040. She is not employed.

                 HELEN P. RANKIN. Ms. Rankin's resident address is 955 Park Avenue, #3 N.E., New York, New York 10028. She is a teacher at the Brearley School, 610 East 83 Street, New York, New York 10028.

                 CLARA T. RANKIN. Ms. Rankin's resident address is 1120 North LaSalle, #14K, Chicago, Illinois 60610. She is a sales associate at USRobotics, 8100 North McCormick Boulevard, Skokie, Illinois 60076.

                 THOMAS T. RANKIN. Mr. Rankin's resident address is 214 Banbury Road, Richmond, Virginia 23221. He is the owner of TCS, Inc., a pet food supply company, P.O. Box 17008, West Hampton Station, Richmond, Virginia 23226.

                 MATTHEW M. RANKIN. Mr. Rankin's resident address is 214 Banbury Road, Richmond, Virginia. He is a Private in the U.S. Army and is stationed at Ft. Bragg, North Carolina.

                 CLAIBORNE R. RANKIN. Mr. Rankin's resident address is 1003 Malvern Court, Ruxton, Maryland 21204-6716. He is President and Chief Operating Officer of Bruning Paint Company, 601 South Haven Street, Baltimore, Maryland 21224.

                 CHLOE O. RANKIN. Mrs. Rankin's resident address is 1003 Malvern Court, Ruxton, Maryland 21204-6716. She is not employed.

                 ROGER F. RANKIN. Mr. Rankin's resident address is 2730 Chesterton Road, Shaker Heights, Ohio 44122. He is employed as a Vice President at Society National Bank at 127 Public Square, Cleveland, Ohio 44115.

                 BRUCE T. RANKIN. Mr. Rankin's resident address is 3151 River Road, Chagrin Falls, Ohio 44022. He is not employed.

                 FRANK E. TAPLIN, JR. Mr. Taplin's resident address is 55 Armour Road, Princeton, New Jersey 08540. He is a trustee of the Environmental Defense Fund and other charitable and arts institutions.

                 MARGARET E. TAPLIN. Mrs. Taplin's resident address is 55 Armour Road, Princeton, New Jersey 08540. She is not employed.

                 MARTHA S. KELLY.   Mrs. Kelly's resident address is RR 2, Box
368, Brattleboro, Vermont 05301.  She is a special educator

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


at Brattleboro Union High School, Fairground Road, Brattleboro, Vermont 05301.

                 SUSAN S. PANELLA. Mrs. Panella's resident address is RFD, Augerhole Road, South Newfane, Vermont 05351. She is not employed.

                 JENNIFER T. JEROME. Ms. Jerome's resident address is Day Road, P.O. Box 28, West Dummerston, Vermont 05357. She is not employed.

                 CAROLINE T. RUSCHELL. Ms. Ruschell's resident address is 3534 Creekwood Drive, #13, Lexington, Kentucky 40502. She is a tutor.

                 DAVID F. TAPLIN. Mr. Taplin's resident address is Box 145, South Strafford, Vermont 05070. He is self-employed as a sugar maker.

                 THOMAS E. TAPLIN. Mr. Taplin's resident address is 11 Cherry Hills Drive, Englewood, Colorado 80110. He is self- employed.

                 BEATRICE B. TAPLIN. Mrs. Taplin's resident address is 11 Cherry Hills Drive, Englewood, Colorado 80110. She is not employed.

                 THOMAS E. TAPLIN, JR. Mr. Taplin's resident address is 715 Ashland Avenue, Santa Monica, California 90405. He is self-employed at TET Films, 715 Ashland Avenue, Santa Monica, California 90405.

                 THEODORE D. TAPLIN. Mr. Taplin's resident address is 593 Buena Vista Avenue West, San Francisco, California 94117. He is employed at Ted Taplin Design, a residential real estate renovation and restoration company, P.O. Box 15216, San Francisco, California 94115.

                 BRITTON T. TAPLIN. Mr. Taplin's resident address is 159 South Dexter Street, Denver, Colorado 80222. He is a partner of Western Skies, Inc., a developer and owner of medical office and health care facilities, 3400 East Bayaud, Suite 444, Denver, Colorado 80209.

                 FRANK F. TAPLIN. Mr. Taplin's resident address is 1122 North Kings Road, Apt. 9, West Hollywood, California 90069. He is employed at Kosmont & Associates, Inc., a real estate planning and consulting company, 610 North Hollywood Way, Suite 350, Burbank, California 91505.

                 The name, principal business and address of the corporation which is a Reporting Person and may be deemed to share beneficial ownership of Class B Common Stock (also

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


beneficially owned by certain of the Reporting Persons listed above) as trustee of trusts which are signatories to the Stockholders' Agreement is as follows:

                 NATIONAL CITY BANK, a national banking association, acts as trustee of various trusts for the benefit of certain signatories to the Stockholders' Agreement. The address of National City Bank is 1900 East Ninth Street, Cleveland, Ohio 44114. While National City Bank, as trustee, is a party to the Stockholders' Agreement and may be deemed to beneficially own shares of Class B Common in such fiduciary capacity, its rights and obligations under the Stockholders' Agreement and its deemed beneficial ownership are controlled by and are in all respects subject to such fiduciary arrangements, including having certain of the Reporting Persons (either as co-trustees, beneficiaries or investment advisors) direct, in certain respects, how it may act.

                 (d) None of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) None of the persons identified in this Item 2 has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

                 (f) All of the individuals identified in this Item 2 are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 The Class B Common of the Company held by the Reporting Persons was acquired when The North American Coal Corporation, an Ohio corporation, was reorganized as the Company in 1986. This reorganization included the distribution of one share of Class B Common for each two shares of Class A Common Stock, par value $1.00 per share ("Class A Common"), of the Company received in the reorganization.

Item 4.  PURPOSE OF TRANSACTION

                 The purpose of the Reporting Persons in entering into the Stockholders' Agreement is to provide the Reporting Persons with the first right and option to purchase shares of Class B Common that a Reporting Person may wish to convert into Class A Common or sell or otherwise transfer to a permitted transferee (under the terms of the Class B Common) who is not a signatory

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


to the Stockholders' Agreement. See Item 6 for a description of the Stockholders' Agreement.

                 The Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of common stock of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

                 (a)-(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 1,542,757 shares of the Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Stockholders' Agreement, representing 87.51% of the outstanding Class B Common of the Company as of January 15, 1994.

                 Each person named in response to Item 2 hereof has, as of January 15, 1994 or as of such other date specified below, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of Class B Common as follows:

                 CLARA T. RANKIN. Mrs. Rankin has the sole power to vote and to dispose of 328,568 shares of Class B Common and has shared power to vote and to dispose of 7,000 shares of Class B Common, which together constitute approximately 19.03% of the outstanding Class B Common.

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


                 ALFRED M. RANKIN, JR. Mr. Rankin has sole power to vote and to dispose of 47,998 shares of Class B Common, and, as of February 9, 1994, has shared power to vote and to dispose of 66,000 shares of Class B Common, which together constitute approximately 6.47% of the outstanding Class B Common.

                 VICTOIRE G. RANKIN. Mrs. Rankin has the sole power to vote and to dispose of 3,128 shares of Class B Common, which constitute approximately 0.18% of the outstanding Class B Common.

                 HELEN P. RANKIN. Ms. Rankin has the sole power to vote and to dispose of 3,028 shares of Class B Common, which constitute approximately 0.17% of the outstanding Class B Common.

                 CLARA T. RANKIN. Ms. Rankin has the sole power to vote and to dispose of 3,028 shares of Class B Common, which constitute approximately 0.17% of the outstanding Class B Common.

                 THOMAS T. RANKIN. Mr. Rankin has the sole power to vote and to dispose of 51,395 shares of Class B Common, including 3,187 shares of Class B Common held as custodian for James T. Rankin, which constitute approximately 2.92% of the outstanding Class B Common.

                 MATTHEW M. RANKIN. Mr. Rankin has sole power to vote and to dispose of 3,987 shares of Class B Common, which constitute approximately 0.23% of the outstanding Class B Common.

                 CLAIBORNE R. RANKIN. Mr. Rankin has the sole power to vote and to dispose of 56,518 shares of Class B Common, including 650 shares of Class B Common held as custodian for Julia L. Rankin, 2,408 shares of Class B Common held as custodian for Chloe E. Rankin and 1,630 shares of Class B Common held as custodian for Claiborne R. Rankin, Jr., which constitute approximately 3.21% of the outstanding Class B Common.

                 CHLOE O. RANKIN. Mrs. Rankin has the sole power to vote and to dispose of 2,740 shares of Class B Common, which constitute approximately 0.16% of the outstanding Class B Common.

                 ROGER F. RANKIN. Mr. Rankin has the sole power to vote and to dispose of 57,398 shares of Class B Common, which constitute approximately 3.26% of the outstanding Class B Common.

                 BRUCE T. RANKIN. Mr. Rankin has the sole power to vote and to dispose of 57,398 shares of Class B Common, which

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


constitute approximately 3.26% of the outstanding Class B Common.

                 FRANK E. TAPLIN. Mr. Taplin has the sole power to vote and to dispose of 284,728 shares of Class B Common and has shared power to vote and to dispose of 7,000 shares of Class B Common, which together constitute approximately 16.55% of the outstanding Class B Common.

                 MARGARET E. TAPLIN. Mrs. Taplin has the sole power to vote and to dispose of 7,487 shares of Class B Common and has shared power to vote and dispose of 30,000 shares of Class B Common, which together constitute approximately 2.13% of the outstanding Class B Common.

                 MARTHA S. KELLY. Mrs. Kelly has the sole power to vote and to dispose of 3,903 shares of Class B Common, which constitute approximately 0.78% of the outstanding Class B Common.

                 SUSAN S. PANELLA. Mrs. Panella has the sole power to vote and to dispose of 11,670 shares of Class B Common, which constitute approximately 0.66% of the outstanding Class B Common.

                 JENNIFER T. JEROME. Ms. Jerome has the sole power to vote and to dispose of 9,000 shares of Class B Common, which constitute approximately 0.51% of the outstanding Class B Common.

                 CAROLINE T. RUSCHELL. Ms. Ruschell has the sole power to vote and to dispose of 19,236 shares of Class B Common, which constitute approximately 1.09% of the outstanding Class B Common.

                 DAVID F. TAPLIN. Mr. Taplin has the sole power to vote and to dispose of 13,550 shares of Class B Common, which constitute approximately 0.77% of the outstanding Class B Common.

                 THOMAS E. TAPLIN. Mr. Taplin has the sole power to vote and to dispose of 310,000 shares of Class B Common and has shared power to vote and dispose of 7,000 shares of Class B Common, which together constitute approximately 17.98% of the outstanding Class B Common.

                 BEATRICE B. TAPLIN. Mrs. Taplin has the sole power to vote and to dispose of 20,310 shares of Class B Common, which constitute approximately 1.15% of the outstanding Class B Common.

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


                 THOMAS E. TAPLIN, JR. Mr. Taplin has the sole power to vote and to dispose of 33,200 shares of Class B Common, which constitute approximately 1.88% the outstanding Class B Common.

                 THEODORE D. TAPLIN. Mr. Taplin has the sole power to vote and to dispose of 27,497 shares of Class B Common, which constitute approximately 1.56% of the outstanding Class B Common.

                 BRITTON T. TAPLIN. Mr. Taplin has the sole power to vote and to dispose of 28,495 shares of Class B Common, which constitute approximately 1.62% of the outstanding Class B Common.

                 FRANK F. TAPLIN. Mr. Taplin has sole power to vote and to dispose of 31,495 shares of Class B Common, including 12,000 shares of Class B Common which Mr. Taplin has the right to receive within 60 days after March 1, 1994 from a trust as to which National City Bank acts as trustee, which constitute approximately 1.79% of the outstanding Class B Common.

                 NATIONAL CITY BANK. As trustee for various trusts for the benefit of certain signatories to the Stockholders' Agreement, National City Bank may be deemed to have shared power to vote and to dispose of 117,000 shares of Class B Common, which constitute 6.64% of the outstanding Class B Common. The Bank disclaims beneficial ownership of such shares.

                 (c) There have been no transactions in Class B Common of the Company by any of the persons named in response to Item 2 hereof during the 60 days prior to January 15, 1994.

                 (d) No other person is known by the undersigned to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Common which is subject to the terms of the Stockholders' Agreement.

                 (e) It is inapplicable for the purposes herein to state the date on which a Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

                 The Stockholders' Agreement requires a Reporting Person to offer the shares of Class B Common beneficially owned by such Reporting Person to all of the other Reporting Persons upon the occurrence of either of the following: (a) the proposed conversion of shares of Class B Common by such Reporting Person into shares of Class A Common, and (b) the proposed sale, transfer or other disposition of Class B Common

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


by such Reporting Person to any permitted transferee (under the terms of the Class B Common) who is not a signatory to the Stockholders' Agreement. In either of these cases, the Reporting Person proposing to enter into one of these transactions must notify all of the other Reporting Persons and then must allow each such other Reporting Person the opportunity to purchase such Person's prorata portion of the shares of Class B Common which are subject to the proposed transaction in accordance wit the procedures described below. The Stockholders' Agreement, however, does not restrict transfers of Class B Common among the Reporting Persons or any other permitted transferee who becomes a signatory to the Agreement.

                 A Reporting Person proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to Society National Bank (successor by merger to Ameritrust Company National Association), which acts as depository under the Stockholders' Agreement. The depository, in turn, is required to send such notice promptly to all of the other Reporting Persons and to the Company. Following receipt of such notice, each other Reporting Person will have seven (7) business days to elect whether or not to purchase his, her or its prorata portion of the shares of the Class B Common which have triggered right of first refusal. A Reporting Person's prorata portion will be determined by dividing the number of shares of Class B Common which such person owns by the number of shares of Class B Common which are owned by all of the other Reporting Persons who similarly may elect to purchase the shares of Class B Common which have triggered the right of first refusal. A notice electing to purchase a prorata portion of the shares of Class B Common must be sent to the depository by the end of the seven (7) business day period. If the Reporting Persons electing to purchase do not elect to purchase all of the shares of Class B Common, then such Reporting Persons have an additional five (5) business days to agree among themselves how to allocate the shares not purchased. If they cannot reach any agreement, the allocation shall be prorata. If there are still shares of Class B Common which are not purchased following such allocation, then the Company shall have an additional three (3) business days to decide whether or not to purchase the remaining shares. The Company, however, is under no obligation to purchase any such shares.

                 Following the completion of such procedures, the Reporting Person who has triggered the right of first refusal is free, for a period of thirty (30) business days, to convert the shares of Class B Common, if any, which remain, into shares of Class A Common. If the Reporting Person had originally proposed to transfer the shares, such Reporting Person would be free to transfer shares of Class A Common in accordance with the originally proposed transaction.

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


                 Reporting Persons who elect to exercise the right of first refusal and purchase shares of Class B Common may pay for such shares in cash, an equivalent number of shares of Class A Common, or in a combination of cash and shares of Class A Common. The purchase price to be paid is the higher of what is specified in the notice sent by the Reporting Person who has triggered the right of first refusal and the average of the last sales price of Class A Common on the New York Stock Exchange for the five (5) days prior to the date of such notice.

                 The Stockholders' Agreement only restricts the conversion, or the sales or other disposition outside of the Agreement, of shares of Class B Common held by each Reporting Person. The Stockholders' Agreement does not restrict in any respect how a Reporting Person may vote the shares of Class B Common which are subject to the terms of the Agreement.

                 Except as set forth above in this Amended and Restated
Schedule 13D or the exhibits hereto, none of the persons named in response to
Item 2 hereof have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


Item 7.  MATERIALS TO BE FILED AS EXHIBITS

(Exhibit 1)      Agreement pursuant to Rule 13d-1(f)(1)(iii), at page 39 of the manually signed and sequentially paginated copy of this Statement.

                 After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  March   , 1994        ________________________________________
                             Name:  Alfred M. Rankin, Jr.

                             ----------------------------------------
                             Name:  Alfred M. Rankin, Jr.

                                 Attorney-in-Fact for
                                 Clara T. Rankin*

                                 Attorney-in-Fact for
                                 Victoire G. Rankin*

                                 Attorney-in-Fact for
                                 Helen P. Rankin*

                                 Attorney-in-Fact for
                                 Clara T. Rankin*

                                 Attorney-in-Fact for
                                 Thomas T. Rankin*

                                 Attorney-in-Fact for
                                 Matthew M. Rankin*

                                 Attorney-in-Fact for
                                 Claiborne R. Rankin*

                                 Attorney-in-Fact for
                                 Chloe O. Rankin*

                                 Attorney-in-Fact for
                                 Roger F. Rankin*

                                 Attorney-in-Fact for
                                 Bruce T. Rankin*

                                 Attorney-in-Fact for
                                 Frank E. Taplin, Jr.*

                                 Attorney-in-Fact for
                                 Margaret E. Taplin*

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02



                                 Attorney-in-Fact for
                                 Martha S. Kelly*

                                 Attorney-in-Fact for
                                 Susan S. Panella*

                                 Attorney-in-Fact for
                                 Jennifer T. Jerome*

                                 Attorney-in-Fact for
                                 Caroline T. Ruschell*

                                 Attorney-in-Fact for
                                 David F. Taplin*

                                 Attorney-in-Fact for
                                 Thomas E. Taplin*

                                 Attorney-in-Fact for
                                 Beatrice B. Taplin*

                                 Attorney-in-Fact for
                                 Thomas E. Taplin, Jr.*

                                 Attorney-in-Fact for
                                 Theodore D. Taplin*

                                 Attorney-in-Fact for
                                 Britton T. Taplin*

                                 Attorney-in-Fact for
                                 Frank E. Taplin*

                                 Attorney-in-Fact for
                                 National City Bank, as
                                 trustee*

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02


                                EXHIBIT 1

        Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of the undersigned.


Dated:  March   , 1994

                              ---------------------------------------
                             Name:  Alfred M. Rankin, Jr.


                             ---------------------------------------
                             Name:  Alfred M. Rankin, Jr.

                                 Attorney-in-Fact for
                                 Clara T. Rankin*

                                 Attorney-in-Fact for
                                 Victoire G. Rankin*

                                 Attorney-in-Fact for
                                 Helen P. Rankin*

                                 Attorney-in-Fact for
                                 Clara T. Rankin*

                                 Attorney-in-Fact for
                                 Thomas T. Rankin*

                                 Attorney-in-Fact for
                                 Matthew M. Rankin*

                                 Attorney-in-Fact for
                                 Claiborne R. Rankin*

                                 Attorney-in-Fact for
                                 Chloe O. Rankin*

                                 Attorney-in-Fact for
                                 Roger F. Rankin*

                                 Attorney-in-Fact for
                                 Bruce T. Rankin*

                                 Attorney-in-Fact for
                                 Frank E. Taplin, Jr.*

                                 Attorney-in-Fact for
                                 Margaret E. Taplin*

                                 Attorney-in-Fact for
                                 Martha S. Kelly*

                       AMENDED AND RESTATED SCHEDULE 13D

CUSIP NO. 629579 20 02



                                 Attorney-in-Fact for
                                 Susan S. Panella*

                                 Attorney-in-Fact for
                                 Jennifer T. Jerome*

                                 Attorney-in-Fact for
                                 Caroline T. Ruschell*

                                 Attorney-in-Fact for
                                 David F. Taplin*

                                 Attorney-in-Fact for
                                 Thomas E. Taplin*

                                 Attorney-in-Fact for
                                 Beatrice B. Taplin*

                                 Attorney-in-Fact for
                                 Thomas E. Taplin, Jr.*

                                 Attorney-in-Fact for
                                 Theodore D. Taplin*

                                 Attorney-in-Fact for
                                 Britton T. Taplin*

                                 Attorney-in-Fact for
                                 Frank E. Taplin*

                                 Attorney-in-Fact for
                                 National City Bank, as
                                 trustee*